UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) September 16, 2016



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on September 16, 2016, as Exhibit 99.1, which is included herein. The press release was issued to report the appointment of Chris West to the position of Vice President-Operations effective September 26, 2016. Mr. West is 44 years old. As described in the attached press release, Mr. West previously served as Vice President of Global Supply Chain for Joy Global, a worldwide mining equipment manufacturer. Prior to that position he was Vice President of Manufacturing at Joy Global. Other positions West has held include Director of Manufacturing for AGCO Corporation, an agricultural equipment manufacturer and Director of Operations for the Nordam Group, a manufacturer of aircraft interiors. Mr. West will be eligible to participate in the Company's executive compensation and benefit plans.

Daryl Krieger, formerly the Vice President of Manufacturing for Winnebago Industries, is stepping into the role of Managing Director of Iowa Operations. Mr. Krieger will be reporting to Mr. West going forward. Mr. Krieger has had many management roles within Winnebago during his 32 years of employment with the Company.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated September 15, 2016 Announcing Appointment of Mr. West

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Dated: September 16, 2016

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers

Title: Vice President, General Counsel & Secretary

 **News Release**

Media Contact: Sam Jefson - Public Relations - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES NAMES CHRIS WEST VICE PRESIDENT OF OPERATIONS

Forest City, Iowa, September 16, 2016 - Winnebago Industries, Inc. (NYSE: WGO) has announced the appointment of Chris West to the position of Vice President of Operations, effective September 26, 2016. West will report directly to President and CEO Michael Happe and have responsibility for the entire Manufacturing, Supply Chain and Quality value streams across the Winnebago-branded enterprise, which includes support to both the motorhome and towable businesses.

West previously was Vice President of Global Supply Chain for Joy Global, a worldwide mining equipment manufacturer. Prior to that position he was Vice President of Manufacturing at Joy Global. Other positions West has held include Director of Manufacturing for AGCO Corporation, an agricultural equipment manufacturer and Director of Operations for the Nordam Group, a manufacturer of aircraft interiors.

"Chris brings a tremendous set of Operations leadership and change management skills with him to Winnebago, including a multitude of Lean manufacturing and supply chain transformation experiences," said Happe. "Winnebago's product portfolio, manufacturing footprint and supply chain complexity have all increased significantly in recent years with our entrance into the Towables segment, our growth in Class B vans, strategic sourcing initiative and the expansion of manufacturing and service to Junction City, Oregon. As we move forward with these initiatives, Chris' experience will be invaluable as we look to drive even higher levels of manufacturing output, operating efficiency, product quality and employee-led innovation."

West has a Bachelor's degree in Industrial Operations Management from Northeastern State University in the Tulsa, Oklahoma area, and a Masters of Business Administration from Baker University in Baldwin City, Kansas.

About Winnebago Industries

Winnebago Industries, Inc., is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, and fifth wheel products. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company new releases, visit http://investor.wgo.net.

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